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                                                                    EXHIBIT 4.1


                         NON-NEGOTIABLE PROMISSORY NOTE



$5,000,000.00              Nashville, Tennessee                February 22, 2005

         FOR VALUE RECEIVED, the undersigned, GAYLORD ENTERTAINMENT COMPANY, a Delaware corporation ("Maker"), promises to pay to the NASHVILLE HOCKEY CLUB LIMITED PARTNERSHIP, a Wisconsin limited partnership ("Payee"), at the office of Payee at 501 Broadway, Nashville, Tennessee 37203-3932 or at such other place as Payee may designate to Maker in writing from time to time, the principal sum of FIVE MILLION AND NO/100THS DOLLARS ($5,000,000), together with interest on the outstanding principal balance hereof accruing beginning on the Commencement Date (as hereinafter defined) at a fixed rate equal to six percent (6.0%) per annum; provided that in no event shall the interest payable in respect of the indebtedness evidenced hereby exceed the maximum rate of interest from time to time allowed to be charged by applicable law.

         Principal hereof shall be due and payable in equal, annual installments of $1,000,000 each, plus accrued interest, in arrears, with the first installment of principal and interest being payable on the first day of the twelfth (12th) month following the Commencement Date, and subsequent installments being payable on the first (1st) day of each succeeding twelfth
(12th) month thereafter until the principal balance hereof is repaid in full. As used herein, "Commencement Date" shall mean the date that the National Hockey League ("NHL") franchise team owned by Payee and known as the Nashville Predators (the "Nashville Predators") plays its first NHL regular season game (or post-season game, in the event of a shortened season, as determined by the NHL) after the date hereof at the Gaylord Entertainment Center located in Nashville, Tennessee (the "Arena").

         Notwithstanding the foregoing, this Note automatically shall be deemed forgiven, satisfied in full, and null and void in the event the Nashville Predators, at any time prior to the expiration of the sixtieth (60th) month following the Commencement Date, cease to be a National Hockey League franchise team playing its home games in the Arena, with such forgiveness to be effective as of the date the Nashville Predators cease playing its home games in the Arena and to be specifically limited to the then current outstanding principal balance hereof (but specifically excluding any past due principal payments, as well as any past due interest on such principal, which have not been timely paid by Maker), plus any accrued but unpaid interest, which is due on such forgiven principal amount. For purposes of clarity, in the event of the forgiveness of this Note pursuant to this paragraph, the Payee would be entitled to collect any past due principal payments, plus the interest accrued thereon, notwithstanding the forgiveness of the Note with respect to any future principal and interest payments hereunder.

         The indebtedness evidenced hereby may be prepaid in whole or in part, at any time and from time to time, without premium or penalty. Any partial payments shall be applied to principal payments in the order of their maturity.



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         Time is of the essence with respect to this Note. It is hereby expressly agreed that in the event that any payment of principal or interest is not made within five (5) business days of Maker's receipt of written notice from Payee that such payment has not been made, then the entire outstanding principal balance of the indebtedness evidenced hereby, together with all unpaid interest accrued thereon, shall, at the option of Payee, without notice, become due and payable, and such entire outstanding principal balance shall begin to bear interest at a rate equal to the lesser of (i) 10% or (ii) the maximum amount permitted by applicable law.

         This Note is executed and delivered pursuant to, and is subject to the provisions of, that certain Confidential Settlement Agreement and Full and Complete Release dated December 30, 2004, by and between Maker and Payee (the "Settlement Agreement"). Any notices given hereunder shall be made according to the notice provisions set forth in the Settlement Agreement.

                  If this Note is placed in the hands of an attorney for collection or for enforcement, or if Payee incurs any costs incident to the collection of the indebtedness evidenced hereby, Maker and any endorsers hereof agree to pay to Payee an amount equal to all such costs, including, without limitation, all reasonable attorney's fees and all court costs.

         Presentment for payment, demand, protest and notice of demand, protest and nonpayment are hereby waived by Maker and all other parties hereto. No failure to accelerate the indebtedness evidenced hereby by reason of default hereunder, acceptance of a past-due installment or other indulgences granted from time to time, shall be construed as a novation of this Note or as a waiver of such right of acceleration or of the right of Payee thereafter to insist upon strict compliance with the terms of this Note or to prevent the exercise of such right of acceleration or any other right granted hereunder or by applicable laws. No extension of the time for payment of the indebtedness evidenced hereby or any installment due hereunder, made by agreement with any person now or hereafter liable for payment of the indebtedness evidenced hereby, shall operate to release, discharge, modify, change or affect the original liability of Maker hereunder or that of any other person now or hereafter liable for payment of the indebtedness evidenced hereby, either in whole or in part, unless Payee agrees otherwise in writing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

         This Note has been negotiated, executed and delivered in the State of Tennessee, and is intended as a contract under and shall be construed and enforceable in accordance with the laws of said state.

         This Note is non-negotiable, but it may be assigned as collateral security for the obligations of the Payee.



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         IN WITNESS WHEREOF, the undersigned Maker has caused this Note to be executed by its duly authorized officer as of the date first above written.

                                       MAKER:

                                       GAYLORD ENTERTAINMENT COMPANY


                                       By:    /s/ Carter R. Todd
                                              ---------------------------------
                                       Title: Senior Vice President
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